UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F/A
APPLICATION FOR DEREGISTRATION OF CERTAIN
REGISTERED INVESTMENT COMPANIES
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐ Merger
☑ Liquidation
☐ Abandonment of Registration
(Note: Abandonment’s of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐ Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Van Kampen Partners Trust
3.	Securities and Exchange Commission File No.:
811-22268
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐ Initial Application          ☑ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
522 Fifth Avenue *
New York, New York 10036

*  As of date of liquidation.
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stefanie Chang Yu 522 Fifth Avenue New York, New York 10036 (212) 296-6990	OR	Charles B. Taylor Skadden, Arps 155 North Wacker Drive Chicago, IL 60606 (312) 407-0863

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Van Kampen Asset Management
Attn: Chief Financial Officer
1 Parkview Plaza
Oakbrook Terrace, Illinois 60181-5555
630-684-6000
          or
Van Kampen Asset Management *
522 Fifth Avenue
New York, New York 10036
800-421-5666
          or
Van Kampen Funds Inc. *
522 Fifth Avenue
New York, New York 10036
800-421-5666
          or
Van Kampen Investor Services Inc.
P.O. Box 219286
Kansas City, Missouri 64121-9286
800-847-2424
          or
State Street Bank and Trust Company
One Lincoln Street
Boston, Massachusetts 02111
617-786-3000

*  As of date of liquidation.
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑ Management company;
☐ Unit investment trust; or
☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☑ Open-end           ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Van Kampen Asset Management *
522 Fifth Avenue
New York, New York 10036
O’Shaughnessy Asset Management, LLC
6 Suburban Avenue
Stamford, Connecticut 06901

*  As of date of liquidation.
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Van Kampen Funds Inc. *
522 Fifth Avenue
New York, New York 10036

*  As of date of liquidation.
13.	If the fund is a unit investment trust (“UIT”) provide: N/A
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes           ☑ No
If Yes, for each UIT state:
Name(s):
File No.: 811-
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes           ☐ No

If Yes, state the date on which the board vote took place:
The Board of Trustees of the Fund approved the liquidation of the Fund on December 8, 2009.
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?
☐ Yes           ☑ No
If Yes, state the date on which the shareholder vote took place:

If No, explain: The Board of Trustees of the Fund approved the liquidation of the Fund on December 8, 2009 and under the governing documents of the Fund, no shareholder vote is required under the circumstances presented.
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑ Yes           ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

1.22.10
(b)	Were the distributions made on the basis of net assets?
☑ Yes           ☐ No
(c)	Were the distributions made pro rata based on the share of ownership?
☑ Yes           ☐ No
(d)	If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?
☑ Yes           ☐ No
In kind distributions to shareholders who are affiliated persons of the Fund were made in reliance upon and pursuant to the conditions set forth in the SEC’s no action letter to Signature Financial Group, Inc. (publ. avail Dec. 28, 1999) (the “Signature Letter”). The distribution in kind was effected pursuant to procedures adopted by the Fund’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund. Such procedures specify the methods of selection of portfolio securities and are designed to ensure that such redemptions are effected in a manner consistent with the conditions set forth in the Signature Letter.
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

The Fund had six operating series. The percentage of each series owned by affiliates is shown below:
Van Kampen O’Shaughnessy Large Cap Growth Fund: 26.65%;
Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund: 6.39%;
Van Kampen O’Shaughnessy All Cap Core Fund: 3.94%;
Van Kampen O’Shaughnessy Enhanced Dividend Fund: 3.71%.
17.	Closed-end funds only: N/A.

Has the fund issued senior securities?
☐ Yes           ☐ No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☑ Yes           ☐ No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes           ☑ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes            ☑ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form was filed?

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes           ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes            ☑ No
If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay those outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $20,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):
Mailing expenses: $1,114.88
Printing expenses: $485.66
(iv)	Total expenses (sum of lines (i)-(iii) above): $21,600.54
(b)	How were those expenses allocated? The expenses were allocated to the Fund’s investment adviser.

(c)	Who paid those expenses?

The registrant, Van Kampen Partners Trust ($0); and the Fund’s investment adviser, Van Kampen Asset Management ($21,600.54).

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes           No ☑
If Yes, cite the release numbers of the Commission’s notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes           ☑ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes           ☑ No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen Partners Trust, (ii) she was the Vice President and Secretary of Van Kampen Partners Trust at the time of liquidation and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

VAN KAMPEN PARTNERS TRUST
By:	/s/ Stefanie Chang Yu
Stefanie Chang Yu
Vice President and Secretary (at the time of liquidation)